MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2026 and 2025

Management’s Discussion and Analysis For the three months ended March 31, 2026

This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Mako Mining Corp.'s (the "Company" or "Mako") operations, financial position, and current and future business environment. This MD&A should be read in conjunction with Mako's condensed interim consolidated financial statements for the three months ended March 31, 2026 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

Mako was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO". On March 30, 2026, the Company's common shares were listed and commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". Additional information regarding Mako, including additional risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the Company's financial statements and other continuous disclosure filings, including the most recent annual information form of the Company ("AIF"), which is available on the Company's website at www.makominingcorp.com and under the Company's profile on SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A has been prepared as of May 13, 2026. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated.  References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

The Company's principal business activities are the production of gold and the exploration of its mineral interests in Nicaragua, Guyana and the United States of America (the "USA" or "United States").

On March 24, 2026, the Company completed the acquisition of Mt. Hamilton LLC ("MHC") whereby Mako US Corp. ("Mako US"), a wholly-owned subsidiary of the Company, acquired all the registered membership interests of MHC (the "Mt. Hamilton Transaction"). MHC owns the Mt. Hamilton Project located in Nevada, USA. Refer to MT. HAMILTON ACQUISITION in this MD&A for additional details.

On March 27, 2025, the Company completed the acquisition of the Moss gold mine located in Arizona, USA (the "Moss Mine"). The acquisition was completed through Mako US, which purchased all the membership interests in EG Acquisition LLC ("EGA") from Wexford EG Acquisition LLC ("Wexford EGA"), the vendor, a private company controlled by Wexford Capital LP ("Wexford"). EGA owns 100% of the shares of Golden Vertex Corp. ("GVC"), the operating subsidiary of the Moss Mine.

The Company's main assets are the producing San Albino and Las Conchitas gold deposits (collectively the "San Albino Mine") located within the San Albino-Murra Property in Nueva Segovia, Nicaragua. The Company also owns the Moss Mine, an open pit operation currently ramping up to commercial production. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and the USA and to advance the Eagle Mountain Project in Guyana and the Mt. Hamilton Project in Nevada, USA in preparation for development.

The projected cash flow from the San Albino Mine and Moss Mine is anticipated to fund exploration on Mako's prospective land package in Nicaragua, pre-development activities at the Mt. Hamilton Project in Nevada, USA, and ongoing engineering activities at the Eagle Mountain Project in Guyana.

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

Highlights for the three months ended March 31, 2026 ("Q1 2026") include:

● Revenues of $68.6 million in Q1 2026 (Three months ended March 31, 2025 ("Q1 2025"): $31.8 million).

● Consolidated sales of 13,721 ounces ("oz") in Q1 2026 (Q1 2025: 10,817 oz).

● Net income of $23.1 million in Q1 2026 (Q1 2025: $9.4 million).

● Consolidated production of 13,869 oz of gold in Q1 2026 (Q1 2025: 9,820 oz).

● Cash flows from operating activities of $19.2 million in Q1 2026 (Q1 2025: $6.2 million).

● Mt. Hamilton Acquisition

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC the owner of the Mt. Hamilton Project in Nevada, USA from Sailfish Royalty Corp ("Sailfish"). The consideration payable to Sailfish consisted of two gold stream commitments ("Sailfish Gold Stream"). Refer to MT. HAMILTON ACQUISITION in this MD&A for additional details.

● Updated Mineral Resource Estimate ("MRE") for the Moss Mine

On March 10, 2026, the Company filed a technical report (the "Moss Mine Technical Report") titled "NI 43-101 Technical Report for the 2025 MRE for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA" dated February 27, 2026 for the Moss Mine prepared under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

As outlined in the Moss Mine Technical Report, the Moss Mine contains an estimated measured open pit mineral resource of 9.55 million tons ("Mt") averaging 0.36 grams per tonne ("g/t") gold and 4.56 g/t silver for a total of 112,000 ounces of gold and 1.4 million ounces of silver, and estimated indicated open pit mineral resource of 47.52 Mt averaging 0.35 g/t gold and 3.53 g/t silver for a total of 534,000 ounces of gold and 5.4 million ounces of silver. Mineral resources are estimated using at a 0.17 g/t AuEq cutoff grade. There is an additional estimated Inferred mineral resource of 12.33 Mt averaging 0.31 g/t gold and 1.46 g/t silver.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Gold equivalent ounces (AuEq) were calculated using silver and gold price assumptions and metallurgical recoveries mentioned below which resulted in a silver to gold ratio of 194.6:1. These mineral resources are reported within an optimized constraining open pit shell considering a gold price of $2,500/oz and a silver price of $29.2/oz with a gold recovery of 75% and a silver recovery of 33%.The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political factors that might materially affect the MRE.

The effective date for the MRE is December 18, 2025. The Company anticipates advancing the project toward a MRE and updated project economics in the second quarter of 2026.  For the full MRE, including all key assumptions and modifying factors, please see the Moss Mine Technical Report available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website

● Eagle Mountain Project

On March 25, 2026, the Company submitted to the Guyana Environmental Protection Agency ("EPA") the Environmental and Social Impact Assessment ("ESIA"). The ESIA reflects the Project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the Environmental Authorization to be issued by the EPA.

Management’s Discussion and Analysis For the three months ended March 31, 2026

 RESULTS OF OPERATIONS

Consolidated Financial Performance (in $000's unless otherwise specified)	Three months ended
	March 31, 2026	March 31, 2025	Change
Revenue	$68,595	$31,788	$36,807
Income for the period	23,149	9,424	13,725
Operating cash inflows before changes in non-cash working capital	27,399	12,317	15,082
Net cash provided from operating activities	19,170	6,187	12,983
Average realized gold price ($/oz sold) (1)	4,902	2,911	1,991
Cash cost ($/oz Au sold) (1)	1,843	1,239	604
AISC ($/oz Au sold) (1)	2,275	1,411	864
EBITDA (1)	36,937	14,389	22,548
Adjusted EBITDA (1)	$40,081	$16,066	$24,015

Financial Condition (in $000's)	At March 31, 2026	At December 31, 2025	Change
Cash and cash equivalents	$92,974	$77,277	$15,697
Working capital (1)	92,727	82,874	9,853

(1) Working capital; Average realized gold price; Cash cost; AISC; EBITDA; and Adjusted EBITDA, are non-IFRS financial measures or ratios. Refer to the "Non-IFRS Measures" section in this MD&A for more information, including reconciliations to IFRS measures.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in five mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 22,422 hectares ("ha") (224 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold mine, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment was initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. The permit was renewed and expires on June 24, 2029. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

On July 1, 2021, the Company declared commercial production at the San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the "MRE" at the San Albino Mine.  This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated MRE for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, dated December 6, 2023). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 g/t gold in the Measured and Indicated categories.

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under NI 43-101 in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment.

Management’s Discussion and Analysis For the three months ended March 31, 2026

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report. Readers are referred to the full text of the "Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprised of the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua", dated as of June 10, 2024, with an effective date of October 11, 2023.

The table below shows the main variables used by Company management to measure operating performance of the San Albino mine.

	Three months ended
	March 31, 2026	March 31, 2025	Change
Tonnes mined	2,254,180	2,321,286	(67,106)
Mineralized tonnes mined	50,233	48,813	1,420
Tonnes milled	53,638	53,551	5
Mill availability	97%	98%	(1)%
Average tonnes per day	614	609	8
Mill recovery %	80%	85%	(5)%
Gold grade (g/t)	7.7	7.1	0.6
Gold produced (oz)	10,640	9,820	820
Gold sold (oz)	10,398	9,881	517
Average realized gold price ($/oz sold) (1)	$4,899	$2,894	$2,005
Cash cost ($/oz Au sold) (1)	$1,437	$1,037	$400
AISC ($/oz Au sold) (1)(2)	$1,661	$1,102	$559

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administrative expenses.

Tonnes mined and milled: Mining and milling operations remained stable with no significant unplanned downtime in Q1 2026.

Gold ounces produced and sold: A small increase in gold ounces produced in Q1 2026 was driven by the processing of higher grade material as compared to Q1 2025.

Average realized gold price: The Company sells gold at the spot price. During Q1 2026, the Company realized higher gold prices compared to Q1 2025.

Cash cost and AISC: Cash costs and AISC increased in Q1 2026 compared to Q1 2025 primarily due to higher royalty costs driven by increased gold prices.

Moss Mine, Arizona, USA

On March 27, 2025, the Company acquired EGA, whereby Mako US acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss Mine, in Arizona, USA. The Moss Mine is an open pit heap leach operation located in the historic Oatman District in western Arizona. The mine has produced gold since 2018 and holds significant potential for both near-mine and regional resource expansion.

The Moss Mine is currently mining the Moss vein system, which consists of fault-hosted epithermal quartz-calcite veins with associated vein stockwork that are younger than and cut across the Moss quartz monzonite porphyry host rock in the vicinity of the mine. The Moss vein system includes the Moss and Ruth veins, as well as associated hanging wall and, locally, footwall vein stockwork.

Management’s Discussion and Analysis For the three months ended March 31, 2026

During the initial period following the acquisition, the operation was at limited capacity; however, heap leaching continued to operate, producing gold and silver. During the third quarter of 2025, the Company engaged a new mining contractor, and operations resumed with the mobilization of a partial mining fleet. Activity increased in the fourth quarter of 2025 as the operation continued to ramp up.

During Q1 2026, the Moss Mine continued to ramp up toward more stable and consistent operations. Mining activities remained focused on the Moss vein system and associated stockwork material. The Company advanced operational improvements across the site, including enhancements to material handling, crushing circuit reliability, and overall plant performance, supporting more consistent stacking rates and continued optimization of heap leach operations.

Gold and silver production during the quarter continued to be supported by active stacking and solution management practices. The Company remains focused on improving operating efficiencies and establishing sustainable throughput levels as part of its ongoing optimization strategy.

All operating permits remain in good standing.

An updated technical report in respect of the Moss Mine was filed during the quarter in accordance with NI 43-101, supporting the previously disclosed mineral resource estimate with an MRE effective date of December 18, 2025. The Company will incorporate the results of the updated estimate into its ongoing planning and disclosure.

The table below shows the main variables used by Company management to measure operating performance of the Moss Mine.

	Three months ended
	March 31, 2026	March 31, 2025	Change
Tonnes mined (1)	1,550,906	-	1,550,906
Mineralized tonnes mined (1)	528,545	-	528,545
Ore stacked (1)	490,156	-	490,156
Gold grade (g/t) (1)	0.31	-	0.31
Ounces recovered (1)	3,229	-	3,229
Gold sold (ounces)	3,323	936	2,387
Silver sold (ounces)	16,023	8,562	7,461
Average realized gold price ($/oz sold) (2)	$4,912	$3,087	$1,825
Cash cost ($/oz Au sold) (2)	$3,114	$3,058	$56
AISC ($/oz Au sold) (2) (3)	$2,977	$3,058	$(80)

(1) As the Company acquired the Moss Mine on March 27, 2025, there were no reportable amounts in Q1 2025.

(2) Refer to Non-IFRS Measures.

(3) AISC excludes corporate general and administrative expenses. For the three months ended March 31, 2026, AISC is lower than the cash cost as a result of silver sales credits.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q1 2026, the Company completed 10,059 m of reverse circulation ("RC") drilling which included 1,544 m of infill drilling. In addition, 6,400 m of diamond drilling was completed. Drilling was completed using six drill rigs, including two RC drill rigs, three combination diamond / RC drill rigs and one diamond drill rig.

Management’s Discussion and Analysis For the three months ended March 31, 2026

The objectives of this drilling program were two-fold:

• To test extensions of high-grade gold mineralization directly adjacent to current and future mining areas, but outside of the limits defined by the Company's  current MRE for the San Albino Project (see press release dated June 13th, 2024 and the Amended Technical Report); and

• To test additional high-grade mineralization, as a part of the Company's regional drill program on its 224 km2 district-scale, underexplored land package.

The objective of this drilling campaign was to identify extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine, increase the level of confidence in areas to be mined and to test regional exploration targets.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM").  The new concession, called Tiburon, covers an area of 3,605 ha (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049. During Q2 2025, the Company initiated an environmental impact assessment study and began geological mapping and sampling programs on the new concession.

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to drill 800,000 m on this concession.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 ha (approximately 224 km2).

During Q3 2025, the Company initiated drilling campaigns on several regional exploration targets as discussed in detail below and continued geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently granted Tiburon).

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers an area of approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

In the Northern area of Las Conchitas two targets were drilled: San Pablo / Mina Francisco with 2,078 m of RC drilling focused on delineating geological and geochemical data to identify potential open pitable targets. In addition, the Company completed 516 m of infill drilling which tested potential extensions of the San Pablo and Mina Francisco pits.

In the Central area of Las Conchitas, the Company completed 334 m of infill drilling at the Cruz Grande with the main goal of testing for structural continuity and extensions of the gold mineralization.

In the Southern area of Las Conchitas, 4 areas were drilled: 1) El Limon, 2) Candelaria, 3) California and 4) Los Centenos. At El Limon, 752 m of RC drilling were completed and 717 m of infill drilling were completed. The objective of the drilling at El Limon was to extend known mineralization beyond the current pit limits. At Candelaria, 816 m of RC drilling, 224 m of diamond drilling and 727 m of geotechnical drilling were completed.  The objective of this drilling is to identify new high-grade gold mineralization directly adjacent to the current Limon/Mango/Bayacun pit (LMB) within a fully permitted area. For exploration results see press release dated May 4, 2026. At California, 2,175 m of RC drilling was completed and at Los Centenos, 1,389 m of RC drilling were completed. The objective of this drilling was to test for new high-grade mineralization. Assay results are pending.

Management’s Discussion and Analysis For the three months ended March 31, 2026

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling. A drilling campaign was designed to test additional high priority targets at El Golfo, located approximately 1 km to the south of Las Conchitas area.

During Q1 2026, the Company completed a total of 5,225 m of diamond drilling and 490 m of RC drilling at El Golfo using two drill rigs. The objective of this drilling was to test the extension of high-grade gold mineralization identified in 2025. Assay results are pending.

For details on all previously reported drill results, please see the Company's filings on the Company's website at www.makominingcorp.com and on SEDAR+ at www.sedarplus.ca

Moss Mine, Arizona, USA

Geochemical results were received from a surface sampling program completed in 2025.  Additional follow-up mapping and sampling will be conducted in 2026 with the goal of identifying drill targets.

Eagle Mountain Project, Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), has a 100% interest in the Eagle Mountain Prospecting License ("EMPL") and the Kilroy Mining Permit (collectively the "Guyana Property"). The Guyana Property covers an area of 5,050 ha (approximately 50km2) in central Guyana. 4,784 ha relate to the Eagle Mountain Prospecting License and 266 ha relate to the Medium-Scale Mining Permit held by Kilroy Mining Inc. ("Kilroy"), a Guyanese Company, on which Stronghold has a long-term lease with a 2% net smelter return ("NSR") royalty.

The long-term lease and NSR royalty arrangement was established in 2014 to support a pilot plant operation. Pursuant to Stronghold's agreement with Kilroy, Kilroy is obligated to surrender the existing Mining Permits upon instruction from Stronghold. The Company expects to issue such instruction in connection with its application for a Large-Scale Mining License, at which point the lease and NSR royalty will terminate and the underlying claims will be consolidated into the new license.

On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. The minimum expenditure requirement was met as of September 30, 2025. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

The 2025 work program included engineering and environmental activities, such as geotechnical drilling, hydrology/hydrogeology, environmental geochemistry, cultural heritage and community surveys, noise/air and biodiversity surveys, as well as siting studies to both confirm mine design parameters and to generate baseline environmental data for an "ESIA".

On March 25, 2026, the Company filed ESIA with the Guyana EPA. The ESIA incorporates results of the baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Following a 60-day public comment period, which is scheduled to end in early June 2026, once all comments are satisfactorily addressed and the Final ESIA submitted, the EPA will make a determination on the ESIA approval and then on the issuance of the Environmental Authorization. The Company anticipates filing of the Final ESIA in the second half of 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026

For the engineering and project design programs, 2026 activities include further geotechnical drilling using the Company-owned drill rig in the areas planned for mine tailings, waste dumps, and the processing plant. As well, activities will include preparations for infill and expansion drilling, focusing on mineralization below the pit outlines defined in the 2024 PEA, and drilling to generate samples for follow-up metallurgical tests, with a focus on generating additional hardness data and the associated mill design parameters for the deeper fresh rock mineralization in the Eagle Mountain deposit.

In Q1 2026, the Company completed 20 geotechnical boreholes, totaling 663 meters, with standard penetration tests and Shelby tube samples to generate geotechnical characteristics as well as packer tests for hydrogeological information. Drilling in Q1 was primarily focused on the areas proposed for the tailings storage facility, waste storage facility and site of the processing plan.

Mt. Hamilton Project, Nevada USA

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in White Pine County, Nevada, USA. The Mt. Hamilton Project has all major state and federal permits to allow construction of an open pit, heap leach gold-silver project. The Mt. Hamilton Project also hosts a tungsten target, located below and independent of the gold and silver mineralization. The tungsten target has been defined by over 100,000 ft of historical exploration drilling. In a report by the Department of the Interior, dated August 25, 2025, tungsten was identified as one of the top 10 critical metals based on its probability weighted impact of supply disruptions on the U.S. economy. Tungsten is considered a critical metal for the U.S. Government, particularly for national security, defense, and advanced industrial applications.

The Company is currently focusing on evaluation and pre‑ development activities at its Mt. Hamilton Project, intended to advance the project to construction in 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026

TREND ANALYSIS

Summary of Quarterly Results

(in $000's excluding per share)	2026		2025			2024
	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun

Revenue	68,595	50,394	27,575	38,715	31,788	28,849	15,739	28,278
Cost of sales	(27,246)	(20,825)	(18,018)	(19,682)	(14,926)	(12,586)	(11,242)	(11,715)
Gross profit	41,349	29,569	9,557	19,033	16,862	16,263	4,497	16,563
E&E expenses	(2,501)	(2,837)	(2,787)	(2,209)	(1,530)	(1,241)	(1,148)	(179)
G&A expenses	(4,388)	(3,611)	(2,893)	(2,603)	(1,701)	(2,096)	(1,736)	(3,023)
Other income (expenses)	760	(928)	360	1,576	(1,158)	(2,357)	(641)	(1,463)
Income taxes	(12,071)	(7,886)	(3,041)	(6,979)	(3,050)	(5,912)	(595)	(3,130)
Net income (loss)	23,149	14,307	1,196	8,818	9,423	4,657	377	8,768
Basic income (loss) per share	0.26	0.17	0.01	0.11	0.12	0.06	0.00	0.13
Diluted income (loss) per share	0.26	0.16	0.01	0.11	0.12	0.06	0.00	0.13
The sum of the quarters may not equal the annual results due to rounding.
Consolidated gold ounces produced	13,869	12,105	7,822	11,074	9,820	11,070	6,327	12,206
Consolidated gold ounces sold	13,721	11,564	7,830	11,476	10,817	10,888	6,532	12,313
Average realized gold price ($/oz)[1]	4,902	4,313	3,454	3,323	2,915	2,650	2,409	2,296

(1) Refer to Non-IFRS Measures.

Revenue: The variation between quarters resulted from changes in the number of ounces sold and the average prices realized for gold. Additionally, the revenues for periods subsequent to the quarter ended March 31, 2025 are expected to be impacted by the acquisition of the Moss Mine.

Cost of sales: The variation between quarters resulted from differences in the deposit and the grade of mineralized material mined during each period.

Exploration and evaluation expenditures: Quarter on quarter increase in exploration expenses resulted from drilling exploration to define new mineral reserves and resources at various concessions near the San Albino Mine in Nicaragua and advancing Eagle Mountain Project in Guyana.

Other income (expenses): Other income (expense) for the period up to June 30, 2025, was affected by quarter-over-quarter changes in the fair value of the embedded derivative in the silver loan with Sailfish. During the quarter ended June 30, 2025, the Company recognized a gain of $1 million related to the elimination of the contingent consideration payable. During the quarter ended December 31, 2025, the Company recognized a loss of $1.3 million on the extinguishment of the Wexford Loan.

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL RESULTS

Financial results for the three months and year ended March 31, 2026:

(in $000's excluding per share)	Three months ended
	March 31, 2026	March 31, 2025
Revenue	$68,588	$31,775
Production services revenue	7	13
	68,595	31,788
Cost of sales
Production costs	(25,295)	(13,404)
Depreciation, depletion and amortization	(1,951)	(1,601)
	(27,246)	(15,005)
Gross profit	41,349	16,783
Exploration and evaluation expenses	(2,501)	(1,530)
General and administrative expenses	(4,388)	(1,701)
Other income (expense)	760	(1,078)
Income before income taxes	35,220	12,474
Income and deferred tax expense	(12,071)	(3,050)
Income for the period	$23,149	$9,424

Revenue:

	Three months ended
(in $000's unless otherwise specified)	March 31, 2026	March 31, 2025	Change
Gold revenue	67,268	31,490	35,778
Silver revenue	1,327	298	1,029
Gold sold (oz)	13,721	10,817	2,904
Silver sold (oz)	16,023	-	16,023
Average realized gold price ($/oz sold) (1)	$4,902	$2,911	$1,991

(1) Refer to Non-IFRS Measures.

Revenue: Revenue in Q1 2026 includes revenue from the Moss Mine, which was acquired in Q1 2025, as well as gold sales from the San Albino Mine. Additionally in Q1 2026, the Company realized higher gold prices compared to Q1 2025.

Cost of sales: The increase in cost of sales in Q1 2026 as compared to Q1 2025 resulted from higher royalty expenses driven by increased gold prices, longer hauling distances for waste and mineralized material at the San Albino Mine, and higher costs associated with the Moss Mine.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Exploration and evaluation ("E&E") expenses:

Expenses by property	Three months ended
(in $000's)	March 31, 2026	March 31, 2025	Change
Eagle Mountain Project	$1,229	$1,037	$192
San Albino exploration concessions	1,192	493	699
Mt. Hamilton Project	80	-	80
	$2,501	$1,530	$971

The increase in E&E expenses in Q1 2026 as compared to Q1 2025 resulted from higher drilling activity at the El Jicaro concession and other concessions within the San Albino Mine, aimed at defining new mineral reserves and resources. In addition, costs incurred at the Eagle Mountain Project were directed toward advancing the project.

General and administrative expenses:

The increase in general and administrative expenses in Q1 2026 resulted from the following:

• Stock-based compensation increased by $496, primarily due to stock options and restricted share units ("RSUs") granted in the second quarter of 2025, as well as additional stock-based compensation expense of $268 recognized for RSUs withheld for tax purposes.

• Salaries and benefits increased by $645, primarily due to increase in headcount and salaries at corporate office in Canada and the USA.

• Accounting, consulting and legal fees increased by $932 primarily driven by incremental legal fees related to the Company's NASDAQ listing as well as additional costs incurred by the Company's independent registered public accounting firm in support of their compliance with Public Company Accounting Oversight Board ("PCAOB") requirements.

Other income (expenses)

	Three months ended
(in $000's)	March 31, 2026	March 31, 2025	Change
Accretion and interest expense	$(305)	$(282)	$(23)
Loss on derivative instruments	-	(280)	280
Foreign exchange gain (loss)	377	(520)	897
Interest income	509	4	505
Other gain	179	-	179
	760	(1,078)	1,838

Loss on derivative instruments: The Company's derivative liabilities were related to the Sailfish Loan. The loan was settled during Q2 2025, resulting in no gain or loss recorded in Q1 2026.

Interest income: During Q1 2026, the Company earned interest on cash generated in 2025 and Q1 2026. No significant excess cash was available in Q1 2025.

Foreign exchange gain (loss): The foreign exchange gain (loss) arises primarily on cash and cash equivalents held in US dollars at its corporate in Canada, which has a Canadian dollar functional currency. The Canadian dollar depreciated in Q1 2026, whereas it appreciated in Q1 2025. As a result, the Company recorded a foreign exchange gain in Q1 2026, compared to a foreign exchange loss in Q1 2025.

Management’s Discussion and Analysis For the three months ended March 31, 2026

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	Three months ended
(in $000's)	March 31, 2026	March 31, 2025	Change
Net cash flows provided by operating activities	$19,170	$6,187	$12,983
Net cash flows used in investing activities	(3,804)	(8,775)	4,971
Net cash flows provided (used) in financing activities	701	(1,541)	2,242
Effect of foreign exchange on cash and cash equivalents	(370)	8	(378)
Change in cash and cash equivalents	$15,697	$(4,121)	$19,818

The Company generated positive cash flow from operations of $19.2 million during the three months ended March 31, 2026, an increase by $13.0 million as compared to the three months ended March 31, 2025.  The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold.

Cash used in investing activities included: (i) $0.5 million for transaction costs related to the acquisition of the Mt. Hamilton Project; and (ii) $3.3 million for capital expenditure incurred on mining interest, plant and equipment.

The cash generated from financing activity included $0.7 million from exercise of options.

Financial condition and Liquidity risk

Financial Condition (in 000's)	At March 31, 2026	At December 31, 2025	Change
Cash and cash equivalents	$92,974	$77,277	$15,697
Working capital (1)	92,727	82,874	9,853

(1) Refer to Non-IFRS Measures.

The Company's working capital (defined as current assets less current liabilities) increased in Q1 2026 primarily due to strong cash flows generated from higher gold prices. With sustained higher gold prices, the Company expects to continue generating operating cash flow to support exploration programs at San Albino, technical and engineering activities at the Eagle Mountain Project, the ramp-up of mining activities at the Moss Mine, and pre-development activities at Mt. Hamilton. Management expects that available liquidity, together with projected cash flows from ongoing mining operations, will be sufficient to meet all contractual obligations and planned expenditures and does not anticipate any liquidity constraints over the next 12 months.

As at March 31, 2026, the Company has following contractual obligations:

Payment due by period
(in $000s)	Carrying Amount	Total cash outflow	Within 1 year	1 to 3 years	4 to 5 years	Above 5 years
Accounts payable and accrued liabilities	28,543	28,543	28,543	-	-	-
Sailfish Gold Stream	42,342	91,970	13,147	24,272	23,693	30,858
Reclamation and Rehabilitation obligation	18,872	24,406	-	4,079	2,148	18,179
Total	89,757	144,919	41,690	28,351	25,841	49,037

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least 12 months from March 31, 2026.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies.  Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

Management’s Discussion and Analysis For the three months ended March 31, 2026

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 87,564,647 common shares issued and outstanding, plus 800,952 restricted share units, 370,040 deferred share units and 1,469,518 share purchase options outstanding.

TRANSACTIONS WITH RELATED PARTIES

The Company enters into related party transactions that are in the normal course of business and are recorded at the amount paid or received as established by  contract or as agreed upon by the Company and the related party. Related party disclosures can be found in Note 15 Related party transactions of the condensed interim consolidated financial statements for the three months ended March 31, 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026

MT. HAMILTON ACQUISITION

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in Nevada, United States, from Sailfish. Management determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, being the mineral property associated with the Mt. Hamilton Project. Accordingly, the transaction was accounted for as an asset acquisition.

The total consideration for the acquisition consisted of consideration in the form of the Sailfish Gold Stream under the following terms:

• Initial Stream Term (60 months): The Company is required to deliver 341.7 ounces of refined gold per month for a period of 60 months. The monthly delivery is subject to an adjustment mechanism designed to ensure that the monthly delivery value is not less than US$738 and not greater than US$1,011, which is equivalent to a gold price range of approximately US$2,700 per ounce to US$3,700 per ounce after application of the adjustment formula.

• Additional Stream Term (72 months): Following the completion of the Initial Stream Term, the Company is required to deliver 100 ounces of refined gold per month for an additional period of 72 months. Deliveries during this term are not subject to any adjustment mechanism.

For all ounces delivered under the Sailfish Gold Stream, Sailfish will pay the Company an amount equal to 20% of the London PM fixed price for refined gold, expressed in United States dollars, as determined by the London Bullion Market Association (or any successor organization) on the date of delivery. Deliveries under the stream arrangement commenced in April 2026.

Total purchase price was determined as follows:

Amount in $000's
Fair value of Sailfish Gold Stream	42,342
External legal and advisory fees and due diligence costs	1,286
Total consideration	43,628

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition, which are as follows:

Amount in $000's
Assets acquired and liabilities assumed:
- Exploration and evaluation asset	43,630
- Reclamation bond	139
Less:
- Accounts payable and accrued liabilities	(2)
- Reclamation and rehabilitation obligation	(139)
43,628

Sailfish Gold Stream:

The Sailfish Gold Stream is recognized as a financial liability and is measured at fair value through profit or loss. The fair value of the liability at initial recognition was determined as $42.3 million using a discounted cash flow model. Management applied a discount rate of 25.06% and used the following gold price assumptions in estimating the fair value as of March 24, 2026, the date of initial recognition.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Gold Price ($ per ounce)	2026	2027	2028	2029	2030-2037
At March 24, 2026	$4,600	$4,784	$5,009	$5,218	$5,421

Minimum Royalty Payments:

The Mt. Hamilton Project consists of four mineral property leases that require annual advance minimum royalty payments (the "Minimum Royalty Payments"). Two of the leases are governed by separate agreements with Centennial Minerals Company ("CMC") and require Minimum Royalty Payments of $300 thousand and $80 thousand, respectively. The agreement with Carrington requires an annual Minimum Royalty Payment of $130 thousand, which increases by $2 thousand each year. The agreement with Osisko Mining (USA) Inc. requires a Minimum Royalty Payment equal to the greater of $33 thousand or the cash equivalent of 33 ounces of gold. As of the acquisition date, aggregate Minimum Royalty Payments totaling $9.02 million had been made.

Subject to the terms of the respective agreements, the Minimum Royalty Payments are creditable against future NSR royalties payable upon commencement of commercial production. Upon acquisition, the Mt. Hamilton Project was classified as an exploration and evaluation asset in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Given the inherent uncertainty related to the recoverability of these advance payments prior to the determination of technical feasibility and commercial viability, no separate asset was recognized for the Minimum Royalty Payments. Accordingly, such payments were capitalized as part of the exploration and evaluation asset for the Mt. Hamilton Project. These advance payments will be separately assessed and reclassified, as appropriate, upon a decision to proceed with development.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated mineral resources;

● Reclamation and rehabilitation obligation;

● Depreciation, depletion and amortization;

● Exploration versus development expenditures;

● Business combinations and asset acquisitions;

● Deferred income taxes;

● Impairment of non-current assets;

● Valuation of stockpiled ore and heap leach ore;

● Achievement of commercial production; and

● Gold stream valuation.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Refer to Note 5 of the Company's audited consolidated financial statements for the year ended December 31, 2025 and to Note 4 in the condensed interim consolidated financial statements for the three months ended March 31, 2026, for a detailed discussion of these accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The Company adopted the amendments effective January 1, 2026. These amendments have no material impact on the condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, Mako applied the election to deem these financial liabilities to be discharged before the settlement date.

IFRS pronouncements issued but not effective

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Controls over Financial Reporting

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies with respect to the design and operation of its internal control over financial reporting ("ICFR") which were deemed to aggregate to a material weakness, which continued to exist as at the end of the March 31, 2026 interim period. A "material weakness" is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates primarily to deficiencies in the Company's information technology general controls ("ITGCs"), resulting in a lack of adequate segregation of duties in the design and operation of controls over the creation and posting of journal entries. Until remediated, the material weakness could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. The material weakness did not result in any audit adjustments to the March 31, 2026 condensed interim consolidated financial statements.

Management’s Discussion and Analysis For the three months ended March 31, 2026

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company's internal control environment and support sustainable public-company compliance, including:

● Implementing automated control within the accounting system that prevents any individual from posting a journal entry they created.

● Enforcing review workflows to ensure personnel with the appropriate level of expertise and authorization are performing the journal entry review.

● Amending "super user" roles within the accounting system to improve segregation of duties.

While management is making improvements to the Company's control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weakness has not yet been fully remediated.  The Company may not be able to fully remediate the material weakness until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

The evaluation process, including the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026.

There has been no significant change in internal control over financial reporting during the three months ended March 31, 2026.

Notwithstanding the material weakness, the certifying officers have concluded that the Company's condensed interim consolidated financial statements as of and for the three months ended March 31, 2026, present fairly in all material respects, the Company's financial position, results of operation, changes in equity and cash flows in accordance with IFRS Accounting Standards.  There were no changes to previously released financial results.

Disclosure Controls and Procedures

Management, with the participation of the certifying officers, assessed the effectiveness of disclosure controls and procedures ("DC&P") as of March 31, 2026. As a result of the aforementioned material weakness, the certifying officers concluded that the Company's DC&P were not effective as at March 31, 2026 in providing reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the certifying officers, as appropriate, to allow timely decisions regarding required disclosure.

Control and Procedure Limitations

The Company's management, including the certifying officers, recognize that any ICFR and DC&P, no matter how well designed or operated, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.

MINERAL RESOURCE ESTIMATES AND RELATED CAUTIONARY NOTE TO U.S. INVESTORS

The Company's mineral resource estimates are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:

• the mineral resources defined in this MD&A qualify as resource under SEC standards

• the Measured and Indicated mineral resources in this MD&A will ever be converted to reserves; and

• the Inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

NON-IFRS MEASURES

The Company has included non-IFRS measures such as EBITDA, adjusted EBITDA, working capital and non-IFRS ratios such as cash cost per ounce sold, AISC per ounce sold, and average realized gold price in this MD&A . These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In the gold mining industry, these are commonly used performance measures, however these measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.

"Adjusted EBITDA" represents EBITDA adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

The following table provides EBITDA and Adjusted EBITDA calculations:

	Three months ended
(in 000's)	March 31, 2026	March 31, 2025
Income for the period	$23,149	$9,424
Income tax expense	10,713	3,050
Deferred tax expense	1,358	-
Accretion and interest expense	305	282
Interest income	(509)	(4)
Depreciation, depletion and amortization	1,921	1,637
EBITDA	$36,937	$14,389
Share-based compensation expense	643	147
Exploration activities	2,501	1,530
ADJUSTED EBITDA	$40,081	$16,066

"Cash costs per ounce sold" is production costs divided by the number of gold ounces sold.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital and certain sustaining exploration and evaluation ("E&E") costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

The following table provides a reconciliation of production costs to cash costs and AISC:

(in $000's unless otherwise specified)	Three months ended
	March 31, 2026	March 31, 2025
Production costs	$25,295	$13,404
Total Cash Cost
Silver sales	(1,327)	-
Supporting general and administrative expenses	335	424
General and administrative expenses	4,053	1,211
Sustaining capital expenditures	2,693	183
Accretion of the asset retirement costs (ARO) (Non-cash)	168	40
Total AISC	$31,217	$15,262
Gold ounces sold	13,721	10,817
Cash cost ($/oz Au sold)	$1,843	$1,239
AISC ($/oz Au sold)	$2,275	$1,411

"Average realized gold price" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market.

"Working capital" is current assets less current liabilities.

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua, Guyana and the Unites States, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Some of the other significant risks are:

• Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

• Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

• The Company utilizes heap leach processing for certain ore deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:

• Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.

• Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.

• Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.

• Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.

• Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.

• Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

Management’s Discussion and Analysis For the three months ended March 31, 2026

• Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.

• The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to carry out its business plans.

• Although the Company has taken steps to verify title to its exploration and other assets, there is no guarantee that the exploration and other assets will not be subject to title disputes or undetected defects.

• The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

• There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

• Nicaraguan and Guyanese political and economic risks including social unrest.

• Communication and customs risk associated with working in Nicaragua and Guyana.

• Loss of key personnel and dependence on key personnel.

• Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

• The Company not successfully remediating the material weakness in ICFR and DC&P identified at year end within the timeframe expected.

• The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time. The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. An investor should carefully consider the risks described above, as well as the risks described in the Company's financial statements, in the AIF, and the other risks disclosed in the continuous disclosure filings of the Company filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

Management’s Discussion and Analysis For the three months ended March 31, 2026

TECHNICAL INFORMATION

Technical disclosure related to MRE for the Moss Mine in this MD&A has been reviewed and approved by Mr. Chris Keech, P Geo, a qualified person under NI 43-101. Mr, Keech is independent of the Company.

Unless otherwise stated, John Rust, Chief Metallurgist of Mako, and Eric Fier, CPG, P.Eng, Chairman of Mako, are the qualified persons under NI 43-101 for Mako that have reviewed and approved the scientific and technical disclosure in this MD&A, and who have verified the data disclosed.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

• the Company's expectations in connection with the production and exploration, development plans at the Company's projects discussed herein being met;

• the Company's expectations relating to the performance of its mineral properties;

• the estimation of mineral resources;

• the timing and amount of estimated future production;

• the timing and amount of estimated future capital and operating costs;

• the costs and timing of exploration and development activities;

• the Company's expectation regarding the timing of mining studies;

• financing, capitalization and liquidity risks;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, the Company's dependence on products produced from its key mining assets; fluctuating price of gold and silver; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Nicaragua and Guyana, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company's operations are subject; risks associated with regulatory and permitting activities; risks related to financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties; risks related to the timing and plans to remediate the identified material weakness in its ICFR and DC&P, and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.